GUIDELINES FOR CERTIFICATION
OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. – Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give the SOCIAL SECURITY number of --	For this type of account:	Give the EMPLOYER IDENTIFICATION number of --
1. An individual's account	The individual	8. Sole proprietorship account	The owner[4]
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals[1]	9. A valid trust, estate or pension trust	Legal entity (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title).[5]
3. Husband and wife (joint account)	The actual owner of the account or, if joint funds, either person[1]	10. Corporate account	The corporation
4. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]	11. Religious, charitable or educational organization account	The organization
5. Adult and minor (joint account)	The adult or, if the minor is the only contributor, the minor[1]	12. Partnership account held in the name of the business	The partnership
6. Account in the name of guardian or committee for a designated ward, minor, or incompetent person	The ward, minor or incompetent person[3]	13. Association, club or other tax-exempt organization	The organization
7. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee[1]	14. A broker or registered nominee	The broker or nominee
b. So-called trust account that is not a legal or valid trust under State law	The actual owner[1]	15. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments	The public entity

[1]List first and circle the name of the person whose number you furnish.

[2]Circle the minor's name and furnish the minor's social security number.

[3]Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

[4]Show the name of the owner.

[5]List first and circle the name of the legal trust, estate or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
PAGE 2

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

Payees Exempt from Backup Withholding
Payees specifically exempted from backup withholding on ALL payments include the following:

· A corporation.
· A financial institution.
· An organization exempt from tax under section 501(a), or an individual retirement plan.
· The United States or any agency or instrumentality thereof.
· A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
· An international organization or any agency, or instrumentality thereof.
· A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
· A real estate investment trust.
· A common trust fund operated by a bank under section 584(a).
· An exempt charitable remainder trust, or a non-exempt trust described in section 4987(a)(1).
· An entity registered at all times under the Investment Company Act of 1940.
· A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

· Payments to nonresident aliens subject to withholding under section 1441.
· Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.
· Payments of patronage dividends where the amount received is not paid in money.
· Payments made by certain foreign organizations.
· Payments made to a nominee.

Payments of interest not generally subject to backup withholding include the following:

· Payments of interest on obligations issued by individuals.
  Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
· Payments of tax-exempt interest (including exempt-interest dividends under section 852).

· Payments described in section 6049(b)(5) to nonresident aliens.
· Payments on tax-free covenant bonds under section 1451.
· Payments made by certain foreign organizations.
· Payments made to a nominee.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER, IF THE PAYMENTS ARE INTEREST, DIVIDENDS OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under section 6041, 6041A(a), 6045 and 6050A.

Privacy Act Notice -- Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism. You must provide your taxpayer identification number whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties
(1) Penalty for Failure to Furnish Taxpayer Identification Number -- If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) Failure to Report Certain Dividend and Interest Payments -- If you fail to include any portion of an includible payment for interest, dividends, or patronage dividends in gross income, such failure will be treated as being due to negligence and will be subject to a penalty of 5% on any portion of an under-payment attributable to that failure unless there is clear and convincing evidence to the contrary.
(3) Civil Penalty for False Information with Respect to Withholding -- If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.
(4) Criminal Penalty for Falsifying Information -- Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE